Exhibit 10.1

CONTACTS

Chief Financial Officer
Meir Moshe
+972-3766-8610

Corporate Relations
Joyce Anne Shulman
+1 201 785 3209
joyceannes@radware.com

For Immediate Release

Radware LTD. Announces Q409 Results

* Record quarterly revenues of $32.1 million

* Record annual revenues of $108.9 million

TEL AVIV, ISRAEL.; February 2, 2010 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported quarterly revenues of $32.1 million for the fourth quarter of 2009. This represents an increase of 10% compared with revenues of $29.2 million for the third quarter of 2009 and an increase of 29% compared to revenues of $24.9 million for the fourth quarter of 2008.

Total revenues for 2009 were $108.9 million, an increase of 15% compared with revenues of $94.6 million in 2008.

Net income on a GAAP basis for the fourth quarter of 2009 was $1.7 million or $0.09 per diluted share, compared to a net income of 0.2 million or $0.01 per diluted share in the third quarter of 2009 and to a net loss of $7.1 million or $0.38 per diluted share in the fourth quarter of 2008.

Net income on a Non-GAAP basis for the fourth quarter of 2009, excluding the effects of stock-based compensation expense and amortization of intangible assets was $4.0 million or $0.21 per diluted share, compared with a net income of $2.3 million or $0.12 per diluted share in the third quarter of 2009 and to a net loss of $0.4 million or $0.02 per diluted share in the fourth quarter of 2008.

Net loss on a GAAP basis for 2009 was $5.9 million or $0.31 per diluted share compared with a net loss of $31.0 million or $1.6 per diluted share in 2008.

Net income for 2009 on a Non-GAAP basis - excluding the effects of stock-based compensation expense, amortization of intangible assets, acquisition related expenses and unrealized gains in severance pay funds was $4.4 million or $0.23 per diluted share, compared with a net loss of $16.0 million or $0.82 per diluted share in 2008.

At the end of the fourth quarter 2009, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities totaled $126.1 million.

“This year marked a key turning point for Radware – 2009 saw record revenues along with acceleration in growth rates throughout the year, resulting our crossing the $100 million revenue mark for the year with strong profitability momentum,” stated Roy Zisapel, CEO Radware. “We are confident that with continuous execution on the growth opportunities in our market and specifically with next-generation enterprise data center and mobile data drivers, we will be able to continue to grow our market share, revenues and profits in 2010.”

During the quarter ended December 31st, 2009, Radware released the following significant announcements:
m	Pomeroy, Radware Sign Distribution Agreement
m	Radware’s LinkProof Multi-WAN Load Balancing Solution Offers Customers Enhanced Connectivity and Application Performance
m	Alteon is Back; Radware Delivers on Promise to Advance Acquired Product Line
m	Radware Leverages VMware Virtualization to Extend Its Application Delivery Solution for the Virtual Data Center
m	Radware Opens New R&D Center in India
m	Radware Appoints New Vice-President of EMEA
m	Radware Signs with Fuji Xerox for Distribution of Alteon Products in Japan

Company management will host a quarterly investor conference call at 8:45 am EDT on February 2nd 2010. The call will focus on financial results for the quarter ended December 31st, 2009, and certain other matters related to the Company’s business.

The conference call will be webcast on February 2, 2010 at 8:45 am EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2009 call:
Participants in the US call: Toll Free 1 888 203 1112
International participants call: +1 719 325 2138

About Radware
Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC 718-10, amortization and impairment of intangible assets and acquisition-related expenses, non-recurring retention expenses, write-off of deferred tax assets and unrealized losses and gains up to the amount of losses recorded in previous quarters, in severance pay funds. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2008	December 31, 2009
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	28,065	19,843
Available-for-sale marketable securities	60,731	29,117
Short term bank deposits	-	10,130
Trade receivables, net	13,348	16,097
Other receivables and prepaid expenses	2,046	2,934
Inventories	6,712	9,792
	110,902	87,913
Long-term investments
Available-for-sale marketable securities	45,112	42,021
Long-term bank deposits	-	25,000
Severance pay funds	1,995	2,514
	47,107	69,535

Property and equipment, net	11,693	11,220

Other assets
Intangible assets, net	1,856	15,587
Other long-term assets	432	467
Goodwill	13,474	24,616
	15,762	40,670

Total assets	185,464	209,338

Current liabilities
Trade payables	4,646	5,699
Deferred revenues	14,096	20,734
Other payables and accrued expenses	9,868	11,907
	28,610	38,340

Long-term liabilities
Deferred Revenues	4,946	16,919
Accrued severance pay	3,846	3,662
	8,792	20,581

Shareholders’ equity
Share capital	465	465
Additional paid-in capital	185,985	192,885
Accumulated other comprehensive income (loss)	(873)	935
Treasury stock, at cost	(17,619)	(18,036)
Accumulated deficit	(19,896)	(25,832)
Total shareholders’ equity	148,062	150,417

Total liabilities and shareholders' equity	185,464	209,338

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Year ended December 31,
	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	24,888	32,118	94,581	108,904
Cost of revenues	7,172	6,564	21,574	22,331
Gross profit	17,716	25,554	73,007	86,573
Operating expenses:
Research and development	6,741	6,723	28,357	26,052
Selling and marketing	13,614	14,873	63,591	55,696
General and administrative	2,328	2,552	12,066	11,930
Total operating expenses	22,683	24,148	104,014	93,678
Operating income (loss)	(4,967)	1,406	(31,007)	(7,105)
Financial income, net	519	506	3,612	1,987
Income (loss) before income taxes	(4,448)	1,912	(27,395)	(5,118)
Income taxes	(2,684)	(225)	(3,627)	(818)
Net income (loss)	(7,132)	1,687	(31,022)	(5,936)

Basic net income (loss) per share	$(0.38)	$0.09	$(1.60)	$(0.31)
Weighted average number of shares used to compute basic net income (loss) per share	18,918,438	18,881,697	19,439,776	18,879,230

Diluted net income (loss) per share	$(0.38)	$0.09	$(1.60)	$(0.31)
Weighted average number of shares used to compute diluted net income (loss) per share	18,918,438	19,347,159	19,439,776	18,879,230

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Year ended December 31,
	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net income (loss)	(7,132)	1,687	(31,022)	(5,936)
Stock-based compensation expenses, included in:
Cost of revenues	26	16	103	71
Research and development	302	217	1,459	1,008
Selling and marketing	539	407	2,337	1,730
General and administrative	503	585	2,737	2,176
	1,370	1,225	6,636	4,985
Amortization and impairment of intangible assets included in:
Cost of revenues	2,218	427	2,782	1,375
Selling and marketing	39	629	156	1,928
Income taxes	41	-	163	-
	2,298	1,056	3,101	3,303

Write-off of deferred tax assets	2,600	-	2,600	-

Non recurring retention expenses,
Included in General and Administrative	-	-	2,231	-

Acquisition related expenses	-	-	-	2,485

Unrealized losses (gains) in severance
pay funds, included in:
Research and development	303	-	303	(303)
Selling and marketing	63	-	63	(63)
General and administrative	55	-	55	(55)
	421	-	421	(421)

Non-GAAP net income (loss)	(443)	3,968	(16,033)	4,416

Non-GAAP diluted net income (loss) per share	$(0.02)	$0.21	$(0.82)	$0.23
Weighted average number of shares used to compute Non-GAAP diluted net income (loss) per share	18,918,438	19,347,159	19,439,776	18,945,289